Exhibit 99.5

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Results of General Meeting — extension to maturity
date of Convertible Notes takes effect
Brisbane, Australia — 29 August 2011: In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, Metal Storm Limited advises that Shareholders have approved the amendment to the Convertible Note Terms at the general meeting held in Brisbane today.
As a result of this resolution and the Note Holder resolution announced earlier today being approved, the maturity date of the Company’s convertible notes has been extended to 1 March 2012.
The Company also confirms that the next interest payment on convertible notes which are Interest Bearing Notes will be made on 30 September 2011 in accordance with the details provided in the market release on 12 August 2011.
Set out below is the text of the resolution approved by Shareholders along with the proxy information.
Approval of amendment to Note Terms
To consider and, if thought fit, pass the following as an ordinary resolution:
That, subject to and conditional upon the Company obtaining Note Holder approval of the Note Holder Resolution, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the modification of the definition of Maturity Date in clause 1.1 of the Note Terms by deleting the words “1 September 2011” and inserting the words “1 March 2012” in their place.
Proxy information

Proxies to vote for	182,323,591
Proxies to vote against	1,249,692
Proxies to abstain	2,419,809
Proxies to vote at the proxy’s discretion	7,500,626
This resolution was passed on a show of hands.
ENDS

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.